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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            ------------------------

                           RENTAL SERVICE CORPORATION
                            (Name of Subject Company)

                            PANDION ACQUISITION CORP.
                         ATLAS COPCO NORTH AMERICA INC.
                                 ATLAS COPCO AB

                                    (Bidders)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                            ------------------------

                                   76009V 10 2
                      (CUSIP Number of Class of Securities)

                            ------------------------

                                 34 MAPLE AVENUE
                           PINEBROOK, NEW JERSEY 07058
                                ATTN: Mark Cohen

                            TELEPHONE: (973) 439-3410
                            FACSIMILE: (973) 439-9188
           (Name, Address and Telephone Number of Person authorized to
            Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                            STEPHEN R. RUSMISEL, ESQ.
                       WINTHROP, STIMSON, PUTNAM & ROBERTS
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004
                            TELEPHONE: (212) 858-1000
                            FACSIMILE: (212) 858-1500
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                                SCHEDULE 14D-1/A

CUSIP No. 76009V102
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1     NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Atlas Copco AB
      I.R.S. Employer Identification Number - N/A
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |_|
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3     SEC USE ONLY

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4     SOURCE OF FUNDS

      WC and OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(e) OR 2(f)
                                                                             |_|
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Kingdom of Sweden
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7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
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8     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES

                                                                             |_|
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9     PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (7)

      0%
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10    TYPE OF REPORTING PERSON

      CO
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

                                  TENDER OFFER

      This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Statement") filed with the Securities Exchange Commission (the "Commission") on June 29, 1999 by Pandion Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Atlas Copco North America Inc., a Delaware corporation ("Parent"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Rental Service Corporation, a Delaware corporation (the "Company"), at $29.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 29, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer"), copies of which are attached as Exhibits to the Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer and the Schedule 14D-1.

      This amendment No. 1 to the Schedule 14D-1 is being filed to, among other things, add Atlas Copco AB, a corporation organized under the laws of the Kingdom of Sweden ("Atlas Copco") as a signatory to the Schedule 14D-1. Atlas Copco is not a party to the Merger Agreement.

ITEM 10. ADDITIONAL INFORMATION.

      The Offer to Purchase, in Section 15 under the heading "Certain Conditions to the Purchaser's Obligations," describes the right of Purchaser to terminate or amend the Offer or to decline to accept Shares for payment or to pay for Shares in the event that any of certain conditions exist and is continuing. That description is amended by replacing the first paragraph in its entirety with the following language:

            Notwithstanding any other provision of the Offer, and subject to the terms and conditions of the Merger Agreement, the Purchaser shall not be obligated to accept for payment any Shares until expiration of all waiting periods (and extensions thereof) under the HSR Act, and the Purchaser shall not be required to accept for payment, purchase or pay for, and may delay the acceptance for payment of or payment for, any Shares tendered in the Offer, or if the Minimum Condition shall not have been satisfied, may terminate or amend the Offer subject to the terms and conditions of the Merger Agreement and the Purchaser's obligation to extend the Offer pursuant to the Merger Agreement if, prior to the Expiration Date, any of the following shall occur and remain in effect:

      On July 16, 1999, Parent and the Company jointly issued a press release announcing that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in connection with the Offer expired a 11:59 p.m. on Thursday, July 15, 1999. A copy of the joint press release is filed as Exhibit (a)(9) hereto and is incorporated by reference herein.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

      (a)(9) Press Release issued jointly by Parent and the Company on July 16, 1999.


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

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                PANDION ACQUISITION CORP.

                                                By: /s/ MARK COHEN
                                                --------------------------------
                                                Name:  Mark Cohen
                                                Title: President


                                                ATLAS COPCO NORTH AMERICA INC.

                                                By: /s/ MARK COHEN
                                                --------------------------------
                                                Name:  Mark Cohen
                                                Title: Executive Vice President


                                                ATLAS COPCO AB

                                                By: /s/ LENNART JOHANSSON
                                                --------------------------------
                                                Name:  Lennart Johansson
                                                Title: Senior Vice President

                                                By: /s/ HAKAN OSVALD
                                                --------------------------------
                                                Name:  Hakan Osvald
                                                Title: Vice President

Date: July 22, 1999


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

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                    EXHIBIT
-------                                   -------

(a)(9) Press Release issued jointly by Parent and the Company on July 16, 1999.


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